Exhibit 99.1

Enlivex Appoints Former ArQule, Inc. Executive Dr. Brian Schwartz to
the Company’s Board of Directors

* Dr. Schwartz Served as ArQule’s Chief Medical Officer and Head of Research and
Development Prior to the $2.7 billion Acquisition of ArQule by Merck in February 2020 *

Nes Ziona, Israel, November 17, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today announced that Brian Schwartz, MD, who served for twelve years as Chief Medical Officer of ArQule, Inc. and led ArQule’s research and development programs through its $2.7 billion acquisition by Merck earlier this year, joined the Enlivex Board of Directors on November, 15, 2020.

Dr. Schwartz commented, “I am excited to be joining the Board of Directors of Enlivex. After carefully reviewing the scientific basis and data for AllocetraTM, which is currently in clinical development for sepsis and COVID-19, and in preclinical development for solid cancers, I believe that this innovative immunotherapy approach has the potential to significantly impact life-threatening, high-mortality diseases. Additionally, I believe that the planned and ongoing clinical program, coupled with a management team that has a track-record of creating shareholder value, leaves the Company well positioned for sustained near- and long-term growth.”

Dr. Schwartz brings significant experience in drug development in both the biotechnology and pharmaceutical industries. Dr. Schwartz most recently served as Chief Medical Officer and head of Research and Development of ArQule, Inc. where he served as a key member of the management team and spearheaded a number of preclinical and clinical drug development programs in oncology and rare diseases. Prior to joining ArQule in 2008, Dr. Schwartz served as Chief Medical Officer and Senior Vice President, Clinical and Regulatory Affairs, at Ziopharm Oncology, Inc., where he built and led clinical, regulatory, and quality assurance departments responsible for the development of new cancer drugs. Earlier in his career, Dr. Schwartz held a number of positions at Bayer Healthcare and Leo Laboratories. At Bayer, Dr. Schwartz was a key physician responsible for the global clinical development of sorafenib (Nexavar®) and has extensive regulatory experience working with the FDA’s Oncology Division, the European Medicines Evaluation Agency (EMEA), and numerous other health authorities. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa, practiced medicine, and worked at the University of Toronto prior to his career in the biopharmaceutical industry. Dr Schwartz is currently serves as a board member of Mereo Biopharma and LifeSci Acquisition Corp.

Shai Novik, Executive Chairman of the Board of Enlivex, stated, “We are excited to have Dr. Schwartz on our Board. He has significant relevant experience in all aspects of the product development lifecycle and shareholder value creation. We look forward to working together.”

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as enhancement of immune activity against solid tumors in combination with CAR-T or immune checkpoint therapies.

For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com